Exhibit 99.1

Qoros Announces Management Changes and New Initiatives

Shanghai – January 06, 2016. Today Qoros Automotive Co., Ltd. (“Qoros”) announced that Mr. Phil Murtaugh, the current CEO of Qoros, will leave the company for personal reasons by the end of January.

In the interim, Qoros’ Chairman Anning Chen will take on the role of Acting CEO, supported by Dan Cohen, Vice Chairman, and a reinvigorated operational management team. A new CEO for the broader business will be announced in due course. The Board thanks Mr. Murtaugh for his efforts at a critical time in the development of the business. During his term of office, Qoros made progress in a number of areas including the release to critical acclaim of its new Qoros 5 SUV, an increase in sales by 170% year over year, and a reduction in costs.

At the same time, the Board of Qoros announces expansion initiatives designed to equip the business to target more effectively the opportunities presented by the profound structural changes impacting the auto industry. The opportunities Qoros will target are those being created by the secular shift towards ultra-low and zero emission vehicles, low environmental impact technologies, the growth of alternative forms of car usage and ownership and the application of self-drive technologies in the field of personal transportation.

As a first step, the company is creating two new divisions to specifically address this new business opportunity. The divisions, which will operate alongside an enhanced and more dynamic core business, are: New Energy Vehicles (NEV), which will focus on development of efficient, cost effective electric cars with genuine popular appeal; and Mobility, whose area of focus will be the new mobility platforms and self-drive technologies.

These developments, together with a vision to invest in a new product pipeline and new engineering capabilities to meet growing demand in key segments, will help secure the future of Qoros at a time of tremendous flux in the auto industry. Further details will be provided in the coming weeks.

Anning Chen, Chairman and Acting CEO of Qoros said: “The auto industry is on the brink of a massive shake-up and Qoros, with its start-up culture, its strong management team, strong sense of independence, and willingness to collaborate with other innovative partners, is in our view uniquely well placed to take a leadership position in the new world of mobility, electrification, and self-drive technologies. With sales as of December 2015 now at a run rate of over 2,000 units a month and the Qoros 5 SUV about to come on stream, we believe the time has come to take decisive steps that will work towards securing the future of this business.”

Inquiries:

Qoros Automotive Co., Ltd.

Wan Xu

Public Relations Department

Email: wan.xu@qorosauto.com

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